Exhibit 99.1

The Generation Essentials Group

(the “Company”)

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at 9:00 a.m. (Eastern Standard Time) on December 7, 2026. The EGM is to be held as a hybrid meeting with a physical meeting located at 66 Rue Jean-Jacques Rousseau, 75001 Paris, France and virtual attendance and participation by members and/or proxies via the internet at https://www.cstproxy.com/thegenerationessentials/2026, for the purpose of considering and, if thought fit, passing (with or without amendment) and approving the following resolution:

1.	BY AN ORDINARY RESOLUTION THAT:

(a)	every fifteen (15) issued and unissued voting class A ordinary shares of a par value of US$0.0000000264856557377049 each in the share capital of the Company, be consolidated into one (1) voting class A ordinary share of a par value of US$0.0000003972848360655735 each (the “Consolidated Class A Ordinary Shares”),

(b)	every fifteen (15) issued and unissued voting class B ordinary shares of a par value of US$0.0000000264856557377049 each in the share capital of the Company, be consolidated into one (1) voting class B ordinary share of a par value of US$0.0000003972848360655735 each (the “Consolidated Class B Ordinary Shares”), and

(c)	every fifteen (15) issued and unissued non-voting redeemable preferred shares of a par value of US$0.0000000264856557377049 each in the share capital of the Company, be consolidated into one (1) non-voting redeemable preferred share of a par value of US$0.0000003972848360655735 each (the “Consolidated Non-Voting Redeemable Preferred Shares”, together with the Consolidated Class A Ordinary Shares and the Consolidated Class B Ordinary Shares, the “Consolidated Shares”)

((a) to (c) collectively, the “Share Consolidation”),

such that immediately following the Share Consolidation, the authorized share capital of the Company will be changed from (A) US$50,000 divided into 1,887,814,313,346.23 shares of a par value of US$0.0000000264856557377049 each, comprising of (i) 1,791,048,851,868.47 voting class A ordinary shares of a par value of US$0.0000000264856557377049 each, (ii) 72,816,437,663.4429 voting class B ordinary shares of a par value of US$0.0000000264856557377049 each and (iii) 23,949,023,814.3133 non-voting redeemable preferred shares of a par value of US$0.0000000264856557377049 each, to (B) US$50,000 divided into 125,854,287,556.421 shares of a par value of US$0.0000003972848360655735 each, comprising of (i) 119,403,256,791.23132 voting class A ordinary shares of a par value of US$0.0000003972848360655735 each, (ii) 4,854,429,177.562863 voting class B ordinary shares of a par value of US$0.0000003972848360655735 each and (iii) 1,596,601,587.620894 non-voting redeemable preferred shares of a par value of US$0.0000003972848360655735 each; and in respect of any fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation, if so determined by the board of directors of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

[1]	as rounded for presentation purposes only, or equivalent in fractions
[2]	as rounded for presentation purposes only, or equivalent in fractions
[3]	as rounded for presentation purposes only, or equivalent in fractions
[4]	as rounded for presentation purposes only, or equivalent in fractions

By order of the Board

/s/ Feridun Hamdullahpur
Dr. Feridun Hamdullahpur

Co-Chairperson of the Board of Directors

Dated: November 9, 2026

Registered Office:

c/o Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681

Grand Cayman

KY1-1111

Cayman Islands

*	A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR VIRTUALLY OR SEND IN A SPECIFIC PROXY.

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2.	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolution to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or virtually or executes a specific proxy.

3.	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person or virtually, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) at the offices of Continental Stock Transfer & Trust Company, at One State Street Plaza, 30th Floor, New York, New York 10004, or send copies of the foregoing by email to proxy@continentalstock.com, not later than 11:59 p.m. (Eastern Standard Time) on December 4, 2026 in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person or virtually if you so wish.

4.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5.	The quorum for the EGM is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at the EGM, provided that the presence in person or by proxy of holders of a majority of class B ordinary shares shall be required in any event.

6.	Holders of class A ordinary shares and class B ordinary shares will vote together as a single class on the resolution. Each class A ordinary share is entitled to one (1) vote and each class B ordinary share is entitled to twenty (20) votes. Holders of non-voting redeemable preferred shares are not entitled to vote at the EGM. Voting at the EGM will be decided by way of a poll.

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